Filed by Exact Sciences Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Exact Sciences Corporation

Subject Company: Genomic Health, Inc.

SEC File No.: 000-51541

Date: July 29, 2019

The following is a transcript of an interview with Kevin Conroy, Chairman and CEO of Exact Sciences Corporation, on CNBC’s “Mad Money” on July 29, 2019:

Jim Cramer — Host, “Mad Money”

What in the world is going on with Cramer fave, Exact Sciences? It’s the company behind Cologuard, a noninvasive way to screen for one of the most terrible cancers, colon cancer, using a stool sample instead of a colonoscopy. This red-hot stock ran up more than 80% for the year, had a sort of see-saw day, down 16 bucks at one point and then making up for all those losses in a fantastic late afternoon rally. Why did the stock get pancaked? It’s not that Exact Sciences reported a bad quarter. In fact, the company posted some really terrific numbers this morning. On the earnings front they lost just 30 cents. Wall Street was thinking they’d lose 56 cents. Their sales were much better than expected, up 94% year over year. That’s a fabulous acceleration versus the previous quarter.

Cologuard now controls 5.7% of the colon cancer screening market. Management believes they can get that to 40% long term. Best of all Exact Sciences dramatically raised its full-year forecast. They’ve been guiding for $725 to $740 million. Now they’re saying $800 to $810 million. That’s huge.

So what made the action so crazy then? It was the other big news story. Exact Sciences is buying Genomic Health, $2.8 billion in cash and stock. This is a company that does a different type of cancer screening. They use DNA sequencing, something that’s essential for personalized medicine. While they’re not even paying a big premium, many investors seem skeptical, hence the wild trading. I think the sellers made a big mistake, and the late afternoon buyers were right.

But don’t take it from me. Let’s dig deeper with Kevin Conroy. He’s the bankable chairman and CEO of Exact Sciences. We’ll learn more about the deal and what it means for the company’s future. Yes, Mr. Conroy, welcome back to “Mad Money.”

Kevin Conroy — Chairman & Chief Executive Officer, Exact Sciences Corp.

Hi Jim. Great to be here and thanks for having us back on. You know, we had a great day today announcing this tremendous news and it’s really two pieces of news, as you noted.

We had a tremendous quarter of growth with Cologuard. The team really did a great job of educating physicians and patients, and we screened 415,000 people with Cologuard, generating $200 million in revenue for the quarter. We couldn’t be happier about that, and the combination with Genomic Health is one we think is really to take off in the near, mid and long term so happy to talk about it today.

Jim Cramer — Host, “Mad Money”

Sure, you have a fabulous deck. You’ve always been incredibly transparent. Page 9 talks about the annual total addressable market by indications. You have U.S. breast, international breast, U.S. prostate, other, colorectal. You have a gigantic diagnostic machine going for one of the most terrible diseases ever known to man.

Kevin Conroy — Chairman & Chief Executive Officer, Exact Sciences Corp.

Genomic Health is an incredible company. It really innovated. It was the innovator in this field. And they have delivered tests that have made a huge impact on how patients are treated. Their breast cancer test is a groundbreaking test, which is the standard of care for telling women with early stage breast cancer whether they will benefit from chemotherapy or not, and a prostate cancer test and a colon cancer test that helps to guide the right therapy. So there are multiple avenues of growth, plus they have an incredible commercial organization outside the U.S., and that global organization is something that’s going to be incredibly helpful as these two great, strong companies come together.

Jim Cramer — Host, “Mad Money”

Now I hope you — if you can, talk about all of the cancer companies, the drug companies, that are dealing with cancer, that I know, the oncological portfolio is almost always boutique now. It’s about targeted cancer immunotherapy - isn’t that Genomic Health’s sweet spot?

Kevin Conroy — Chairman & Chief Executive Officer, Exact Sciences Corp.

It really is. If you look at the new test that they launched in the prostate cancer space to help guide therapy to a certain class of patients with prostate cancer, Genomic Health has done a tremendous job, not only identifying the right markers to test, they have done an amazing job of developing the evidence that convinces physicians these are the right tests to order on the right patients, to get those tests into guidelines and to get broad insurance coverage. I just can’t speak highly enough for Kim Popovits, the CEO of Genomic Health, and the entire team there and our team can’t wait to get to work.

Jim Cramer — Host, “Mad Money”

Let’s talk about that prostate test. There is a case score. There is the PSA. And obviously there is the biopsy. Then where does the $600 million in prostate diagnostics come in?

Kevin Conroy — Chairman & Chief Executive Officer, Exact Sciences Corp.

There are two different tests. One is if you’re diagnosed with prostate cancer, and the question is, is it aggressive? Is it indolent? Is it not likely to proceed? So there is an important decision, as you know, that needs to be made. Do you go to surgery or not, and do you do watchful waiting? Now there is a test that Genomic Health has, a prostate test. It’s called the Oncotype DX prostate test that helps guide physicians and patients in that really important decision - what further treatment is required and a separate test that for a certain class of more advanced prostate cancers, whether they should go on, or not go on, a particular advance therapy, not only saving the patient, but also saving the health care system money.

Jim Cramer — Host, “Mad Money”

Well, I mean, I’ve got to tell you. When I hear about people, and hear all these Democrats talking about the health care system, and how it costs too much, I don’t understand why they don’t sit down with you. I mean, what you’re doing is saving the system a fortune, making money because you come in underneath. But does anyone politically ever call you and say, “Thank you” or, “I see you’re keeping the cost down”?

Kevin Conroy — Chairman & Chief Executive Officer, Exact Sciences Corp.

I can say one thing — it’s fun coming into work every day because people are not throwing darts at you. People across the political spectrum are doing everything they can to help address what is the number two cancer killer, or I’m sorry, the number two killer in the U.S. in the health system is cancer. And it seems to be an area of galvanizing support across the spectrum. We can’t wait to bring some of the pipeline tests that we have in development through our partnership with the Mayo Clinic across the top 15 cancers and introduce them to this tremendous commercial organization at the Genomic Health oncology team, the global team. It’s really exciting, Jim.

Jim Cramer — Host, “Mad Money”

What happened do you think today? I know Cowan came out at 3:30 saying it was a good combination. If you had not done a deal, honestly, I think your stock would have been up $30 because of earnings just alone… I want the deal… you know I think the deal is great. But, I mean, that quarter that you announced this morning was the biggest blowout of the year.

Kevin Conroy — Chairman & Chief Executive Officer, Exact Sciences Corp.

Well, thanks, Jim. The team did an amazing job. As you know, we have never been focused on one quarter. We’re trying to get 86 million Americans between the age of 50 and 85 screened for colon cancer. And the truth is, at least one-third of them don’t get screened so we’re about 6% penetrated into this large market. As you know a year ago when I was on the show, we were 3% adopted.

Jim Cramer — Host, “Mad Money”

Amazing.

Kevin Conroy — Chairman & Chief Executive Officer, Exact Sciences Corp.

The team is doing remarkable work to get more people screened. And the team at Pfizer that is our co-promotion partner, we can’t thank them enough for their efforts.

Jim Cramer — Host, “Mad Money”

Well, I got to…

Kevin Conroy — Chairman & Chief Executive Officer, Exact Sciences Corp.

We’re going to lever this strength, too.

Jim Cramer — Host, “Mad Money”

Well, no, I mean, look, this a great deal. I didn’t understand why the stock was down at all. It should have been up and that’s what will happen tomorrow. Kevin Conroy, Exact Sciences Chairman and CEO. Thank you so much, sir.

Kevin Conroy — Chairman & Chief Executive Officer, Exact Sciences Corp.

Jim, thank you.

Jim Cramer — Host, “Mad Money”

This company continues to clobber its targets and I love this acquisition. It’s fantastic. That’s Kevin Conroy, who’s doing such a good job at Exact Sciences.

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Cautionary Statement

This communication contains statements, including statements regarding the proposed acquisition of Genomic Health, Inc. (“Genomic Health”) by Exact Sciences Corporation (“Exact Sciences”) that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, expectations and events, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “would,” “could,” “seek,” “intend,” “plan,” “goal,” “project,” “estimate,” “anticipate” or other comparable terms. All statements other than statements of historical facts included in this communication regarding strategies, prospects, financial condition, operations, costs, plans, objectives and the proposed acquisition of Genomic Health by Exact Sciences are forward-looking statements. Examples of forward-looking statements include, among others, statements regarding expected future operating results, anticipated results of sales and marketing efforts, expectations concerning payer reimbursement, the anticipated results of product development efforts, the anticipated benefits of the proposed acquisition of Genomic Health, including estimated synergies and other financial impacts, and the expected timing of completion of the transaction. Forward-looking statements are neither historical facts nor assurances of future performance or events. Instead, they are based only on current beliefs, expectations and assumptions regarding future business developments, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results, conditions and events may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: the ability to successfully and profitably market our products and services; the acceptance of our products and services by patients and healthcare providers; the ability to meet demand for our products and services; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; the amount and nature of competition from other cancer screening and diagnostic products and services; the effects of the adoption, modification or repeal of any  law, rule, order, interpretation or policy relating to the healthcare system, including without limitation as a result of any judicial, executive or legislative action; the effects of changes in pricing, coverage and reimbursement for our products and services, including without limitation as a result of the Protecting Access to Medicare Act of 2014; recommendations, guidelines and quality metrics issued by various organizations such as the U.S. Preventive Services Task Force, the American Cancer Society, and the National Committee for Quality Assurance regarding cancer screening or our products and services; the ability of Exact Sciences and Genomic Health to successfully develop new products and services; the ability to effectively utilize strategic partnerships, such as through Exact Sciences’ Promotion Agreement with Pfizer, Inc., and acquisitions; success establishing and maintaining collaborative, licensing and supplier arrangements; the ability of Exact Sciences and Genomic Health to maintain regulatory approvals and comply with applicable regulations;  the ability of Exact Sciences and Genomic Health to receive the required regulatory approvals for the proposed merger with Genomic

Health and approval of Genomic Health’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Exact Sciences and Genomic Health to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of Exact Sciences’ and/or Genomic Health’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the Exact Sciences shares to be issued in the transaction; significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed acquisition of Genomic Health cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed acquisition of Genomic Health; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Genomic Health’s operations with those of Exact Sciences will be greater than expected; and the ability of Genomic Health and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition of Genomic Health will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results, conditions or events to vary materially from those stated in forward-looking statements, please see Exact Sciences’ and Genomic Health’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Exact Sciences and/or Genomic Health from time to time. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Additional Information

In connection with the proposed transaction, Exact Sciences will file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Exact Sciences and a proxy statement of Genomic Health (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Genomic Health’s stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Exact Sciences or Genomic Health when it becomes available. The documents filed by Exact Sciences with the SEC may be obtained free of charge at Exact Sciences’ website at www.exactsciences.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Exact Sciences by requesting them by mail at Exact Sciences Corporation, 441 Charmany Drive, Madison, Wisconsin 53719, or by telephone at (608) 535-8815. The documents filed by Genomic Health with the SEC may be obtained free of charge at Genomic Health’s website at www.genomichealth.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Genomic Health by requesting them by mail at Genomic Health, Inc., 301 Penobscot Drive, Redwood City, California 94063, or by telephone at (650) 556-9300.

Participants in the Solicitation

Exact Sciences, Genomic Health and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Exact Sciences’ directors and executive officers is available in Exact Sciences’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2019, and Exact Sciences’ Current Report on Form 8-K, which was filed with the SEC on July 26, 2019. Information about Genomic Health’s directors and executive officers is available in Genomic Health’s proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2019, and Genomic Health’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 28, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Exact Sciences or Genomic Health as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.